Mail Stop 4-06

August 9, 2006

Matthew T. Pullam
Executive Vice President,
    Chief Financial Officer and Treasurer
Quovadx, Inc.
7600 E. Orchard Road, Suite 300 S
Englewood, Colorado 80111
(303) 488-2019

> **Re: Quovadx, Inc. (File No. 000-29273)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**

Dear Mr. Pullam,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Financial Statements for 2002 and 2003, page 34

1.   We note that you restated your previously announced financial results for the third and fourth quarters of 2003 to reverse all revenue and commissions recognized associated with Infotech. Revise your disclosure to clarify that the restatement was the result of a correction of an error in your basis in reaching the conclusion that collection was probable. Your current disclosure indicates that your

assessment of the probability of collection was appropriate at the time of shipment and, based on subsequent collection delays, you made a revision to your accounting. Further, describe the nature of the outsourcing arrangement with Infotech and confirm that this arrangement had substance (your page 60). That is, confirm that the write-off was due to lack of recoverability instead of lack of substance. Also ensure that all related disclosures throughout the filing are consistent with the facts and circumstances involved in the restatement.

Results of Operations

The Company's Results for the Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Cost of revenue, page 40

2.   We note your disclosure that overall amortization expense recorded in 2005 was lower than 2004 due to the completion of the Company's third party valuation of the Rogue Wave acquired assets and goodwill at the end of 2004 that resulted in lower amounts assigned to capitalized software and higher amounts being assigned to goodwill. Further describe the journal entry to record your final purchase price allocation adjustments. In this regard, indicate how you recorded an increase to the value of goodwill from the value assigned to capitalized software without adjusting the amortized value of capitalized software. In addition, explain the reasons for the reconciliation of opening balances adjustments and indicate why these adjustments do not represent a correction of an error.

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies, page 73

3.   If there is at least a reasonable possibility that a loss may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, then your disclosure should include either the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. For each of your legal proceedings disclosed in your 2005 Form 10-K and your Form 10-Qs for the quarterly periods ended March 31, 2006 and June 30, 2006, address how your disclosure complies with paragraphs 10 and 11 of SFAS 5.

Item 9A. Controls and Procedures, page 82

4.   Please tell us whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon

the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In your response, also address your assessment of disclosure controls and procedures for the quarterly periods ended March 31, 2006 and June 30, 2006 as disclosed in your Form 10-Qs.

Form 10-Q for the quarterly period ended June 30, 2006

Notes to Condensed Consolidated Financial Statements

Note 2. Critical Accounting Policies and New Accounting Standards, page 6

5.   Your disclosure indicates that you rely on reports from third party resellers to record related revenue and these reports may not be timely or accurate. Explain how you determine that you meet each of the applicable revenue recognition criteria when you receive these reports. In addition, tell us how significant the inaccuracies have historically been and how these estimates have impacted your revenue in each of the most recent three fiscal years and interim period. Also indicate how long after the reporting period in which the revenue is earned that you receive the reports. Tell us the amount of revenue generated through resellers in each of the periods.

Item 4. Controls and Procedures

Internal Controls over Financial Reporting, page 30

6.   Your quarterly disclosure requirement in this section is only to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K. We note your additional disclosure that your ongoing and interim assessments of internal controls over financial reporting have not resulted in the identification of any material weaknesses. Revise your disclosure to clearly distinguish between your "ongoing and interim assessments" and the annual evaluation and disclosures required by Rule 13a-15(c) of the Exchange Act of 1934 and Item 308 of Regulation S-K. Alternatively, if you have made more frequent assessments of internal controls over financial reporting than the annual requirement, revise to include all disclosures required by Item 308 of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief